                                                                                       UNITED STATES                                                                                        OMB APPROVAL
                                                                SECURITIES AND EXCHANGE COMMISSION                                                    OMB Number:                           3235-0080
                                                                                   Washington, D.C. 20549                                                                                 Expires:                     February 28, 2009
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                                                                                              FORM 25                                                                       hours per response                             1.00

                        NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION
                     UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
                                                                                                                      Commission File Number 0000930667

                                                                                                                                       Issue:        iShares , Inc.
                                                                                                                                       Exchange: American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                                                                                                                                       Address:   45 Fremont Street
                                                                                                                                                          San Francisco, California 94105
                                                                                                                    Telephone Number:   (415)-597-2000

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, $0.001 par value per share.  (See exhibit A)

(Description of class of securities)

Please place an X in the box to desigate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]17 CFR 240.12d2-2(a)(1)
[ ]17 CFR 240.12d2-2(a)(2)
[ ]17 CFR 240.12d2-2(a)(3)
[ ]17 CFR 240.12d2-2(a)(4)
[ ]Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]
[ X ]Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, iShares Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 6, 2007	By	: /s/ Stephanie E. Allen	Assistant Secretary
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit A

Title of each class to be withdrawn (together, the “Funds”)	Name of Exchange on which class is to be withdrawn	IRS Employer Identification No.
iShares MSCI South Africa Index Fund	American Stock Exchange	32-0054531
iShares MSCI Pacific ex-Japan Index Fund	American Stock Exchange	52-2350681
iShares MSCI Emerging Markets Index Fund	American Stock Exchange	32-0054535